Exhibit 99.1

Hillenbrand Reports Fiscal Third Quarter 2024 Results
•Revenue of $787 million increased 10% compared to prior year; organic revenue decreased 8%
•GAAP EPS of $(3.53) decreased from $0.60 in the prior year primarily due to non-cash impairment charges of $265 million; adjusted EPS of $0.85 decreased 11% compared to prior year
•Previously announced restructuring program remains on track to deliver $20 million in annual run-rate savings in FY25; accelerating additional cost actions and synergies across the enterprise
•Updated Outlook: FY24 adjusted EPS of $3.20 - $3.30, previously $3.30 - $3.50; Q4 adjusted EPS of $0.90 to $1.00

BATESVILLE, Ind., August 7, 2024 --/PRNewswire/ -- Hillenbrand, Inc. (NYSE: HI), a leading global provider of highly-engineered processing equipment and solutions, reported results for the fiscal third quarter ended June 30, 2024. As of August 1, 2024, the Schenck Process Food and Performance Materials business has been rebranded under Hillenbrand’s existing Coperion brand but will be referred to as “FPM” throughout this release.

Summary of Third Quarter 2024 Results1

	Three Months Ended June 30,		Change
(unaudited, dollars in millions, except EPS)	2024	2023	$	%
Total net revenue	786.6	716.6	70.0	10%
Organic net revenue[2]	655.8	716.6	(60.8)	(8)%
GAAP net (loss) / income attributable to HI	(248.9)	43.3	(292.2)	(675)%
Total adjusted EBITDA[2]	131.0	126.1	4.9	4%
Organic adjusted EBITDA[2]	108.6	126.1	(17.5)	(14)%
GAAP diluted EPS	(3.53)	0.60	(4.13)	(688)%
Adjusted diluted EPS[2]	0.85	0.95	(0.10)	(11)%
Cash flows from operating activities	45.6	88.9	(43.3)	(49)%

“We’re pleased with our progress in executing our strategy during the quarter in light of a tougher than expected macro environment. Our FPM integration continued to progress well and exceeded our expectations for margin performance. However, due to the challenging macro environment, we experienced significantly lower than expected orders and revenue in our Advanced Process Solutions segment. This level of performance was primarily due to continued customer project delays, which became more widespread throughout the quarter given ongoing concerns around interest rates, inflation, and broader macroeconomic uncertainty,” said Kim Ryan, President and Chief Executive Officer of Hillenbrand.

“While the demand environment for our key end markets remains more challenged than we expected, we’re confident in our strategy and believe the long-term catalysts for our business remain strongly intact. We remain fully focused on managing discretionary costs and we’re utilizing temporary external resources to accelerate additional cost saving initiatives across the enterprise as we navigate the difficult demand environment over the near to medium term. I’m confident that our portfolio of leading process technologies and highly-engineered solutions is well positioned for success once market conditions improve.”

Third Quarter 2024 Results1
Revenue of $787 million increased 10% compared to the prior year primarily due to the FPM acquisition. On an organic basis, which excludes the impacts of acquisitions and foreign currency exchange rates, revenue decreased 8%, as pricing and higher aftermarket parts and service revenue were more than offset by lower capital equipment volume.

Net loss of $249 million, or $(3.53) per share, decreased $4.13 compared to the prior year primarily due to $265 million in non-cash impairment charges in the quarter related to the hot runner product line within the Molding Technology Solutions segment. Adjusted net income of $60 million resulted in adjusted EPS of $0.85, a decrease of $0.10, or 11%. The adjusted effective tax rate for the quarter was 28.6%, a decrease of 210 basis points compared to the prior year.

Adjusted EBITDA of $131 million increased 4% year over year. On an organic basis, adjusted EBITDA decreased 14% as lower volume and cost inflation more than offset pricing and favorable product mix. Adjusted EBITDA margin of 16.7% was down 90 basis points.

Advanced Process Solutions (APS)

	Three Months Ended June 30,		Change
(unaudited, dollars in millions)	2024	2023	$	%
Total net revenue	569.4	464.7	104.7	23%
Organic net revenue[2]	436.6	464.7	(28.1)	(6)%
Total adjusted EBITDA[2]	109.2	93.6	15.6	17%
Margin %[2]	19.2%	20.1%	(90) bps
Organic adjusted EBITDA[2]	86.4	93.6	(7.2)	(8)%
Margin %[2]	19.8%	20.1%	(30) bps

Revenue of $569 million increased 23% compared to the prior year primarily due to the FPM acquisition. On an organic basis, revenue was down 6%, as pricing and higher aftermarket parts and service revenue were more than offset by lower capital equipment volume.

Adjusted EBITDA of $109 million increased 17% year over year primarily due to the FPM acquisition. Organically, adjusted EBITDA decreased 8%, as lower volume and cost inflation more than offset pricing. Adjusted EBITDA margin of 19.2% decreased 90 basis points largely due to the dilutive effect of FPM. As previously highlighted, FPM has lower margins relative to historical APS segment margins, but is tracking ahead of previously communicated expectations on margin improvement due to accelerated achievement of cost synergies and operational efficiencies.

Backlog of $1.73 billion increased 8% compared to the prior year due to the FPM acquisition. On an organic basis, backlog decreased 8% primarily due to lower capital equipment orders. Sequentially, backlog decreased 8%.

Molding Technology Solutions (MTS)

	Three Months Ended June 30,		Change
(unaudited, dollars in millions)	2024	2023	$	%
Net revenue	217.2	251.9	(34.7)	(14)%
Adjusted EBITDA[2]	34.6	50.8	(16.2)	(32)%
Margin %[2]	15.9%	20.2%	(430) bps

Revenue of $217 million decreased 14% year over year primarily due to lower volume for injection molding equipment.

Adjusted EBITDA of $35 million decreased 32%, primarily due to lower volume and cost inflation, partially offset by cost actions, including savings from the previously announced restructuring. Adjusted EBITDA margin of 15.9% decreased 430 basis points from the prior year.

Backlog of $238 million decreased 11% compared to the prior year, but was up 4% on a sequential basis.

Balance Sheet, Cash Flow and Capital Allocation
The Company’s operating cash flow was $46 million in the quarter, down $43 million compared to prior year, primarily due to timing of working capital requirements including lower customer advances on large plastics projects. Capital expenditures were approximately $16 million in the quarter. During the quarter, the Company paid approximately $16 million in quarterly dividends.

As of June 30, 2024, net debt was approximately $1.87 billion, and the net debt to pro forma adjusted EBITDA ratio was 3.5x. Liquidity was approximately $680 million, including $224 million in cash on hand and the remainder available under the Company’s revolving credit facility.

“Debt reduction remains our top priority for capital deployment, though our cash flow continues to be challenged by the weak demand environment. As a result, we expect our deleverage plan to remain under pressure until order patterns normalize,” said Bob VanHimbergen, Chief Financial Officer of Hillenbrand.

Fiscal 2024 Outlook

Hillenbrand is updating its annual guidance range for fiscal year 2024 and is providing a fiscal Q4 outlook for adjusted earnings per share. These changes primarily reflect reduced volumes stemming from lower than expected orders.

Revenue Outlook ($M)	Updated	YOY	Previous	YOY
Advanced Process Solutions	$2,260 - $2,280	24% - 25%	$2,350 - $2,400	29% - 32%
Molding Technology Solutions	$870 - $880	(13)% - (12)%	$880 - $900	(12)% - (10)%
Hillenbrand	$3,130 - $3,160	11% - 12%	$3,230 - $3,300	14% - 17%

Adj. EBITDA Outlook	Updated	Total YOY	Previous	YOY
Advanced Process Solutions	18.4% - 18.5%	(110) - (100) bps	18.3% - 18.6%	(120) - (90) bps
Molding Technology Solutions	15.8% - 16.3%	(290) - (240) bps	15.5% - 16.5%	(320) - (220) bps
Hillenbrand ($M)	$502 - $512	4% - 6%	$512 - $536	6% - 11%

Adj. EPS Outlook	Updated	Previous
Full Year	$3.20 - $3.30	$3.30 - $3.50
Q4	$0.90 - $1.00	N/A

Free Cash Flow Outlook ($M)	Updated	Previous
Full Year	~$100	$130 - $150

1All financial results are reported on a continuing operations basis, excluding the divested Batesville segment, which is reported as discontinued operations for all periods presented.

2These are non-GAAP financial measures. See the reconciliations of Non-GAAP financial measures to their most directly comparable GAAP financial measures at the end of this release.

Conference Call Information
Date/Time: Thursday, August 8, 2024, 8:00 a.m. ET
Dial-In for U.S. and Canada: 1-877-407-8012
Dial-In for International: +1-412-902-1013
Conference call ID number: 13747839
Webcast link: https://ir.hillenbrand.com under the News & Events tab (archived through Thursday, September 5, 2024)

Replay - Conference Call
Date/Time: Available until midnight ET, Thursday, August 22, 2024
Replay ID number: 13747839
Dial-In for U.S. and Canada: 1-877-660-6853
Dial-In for International: +1-201-612-7415

Hillenbrand’s financial statements on Form 10-Q are expected to be filed jointly with this release and will be made available on the company’s investor relations website (https://ir.hillenbrand.com).

In addition to the financial measures prepared in accordance with United States generally accepted accounting principles (GAAP), this earnings release also contains non-GAAP financial operating performance measures. These non-GAAP financial measures are referred to as “adjusted” measures and exclude the following items:

•business acquisition, divestiture, and integration costs;
•restructuring and restructuring-related charges;
•impairment charges;
•intangible asset amortization;
•pension settlement charges;
•inventory step-up charges;
•costs associated with debt financing activities;
•other non-recurring costs related to a discrete commercial dispute;
•other individually immaterial one-time costs;
•the related income tax impact for all of these items; and
•certain tax items related to acquisitions and divestitures, the revaluation of deferred tax balances resulting from fluctuations in currency exchange rates and non-routine changes in tax rates for certain foreign jurisdictions, and the impact that the Molding Technology Solutions reportable operating segment’s loss carryforward attributes have on tax provisions related to the imposition of tax on Global Intangible Low-Taxed Income (GILTI) earned by certain foreign subsidiaries, the Foreign Derived Intangible Income Deduction (FDII), and the Base Erosion and Anti-Abuse Tax (BEAT).

Refer to the Reconciliation of Non-GAAP Measures for further information on these adjustments. Non-GAAP information is provided as a supplement to, not as a substitute for, or as superior to, measures of financial performance prepared in accordance with GAAP.

Hillenbrand uses this non-GAAP information internally to measure operating segment performance and make operating decisions and believes it is helpful to investors because it allows more meaningful period-to-period comparisons of ongoing operating results. The information can also be used to perform trend analysis and to better identify operating trends that may otherwise be masked or distorted by items such as the above excluded items. Hillenbrand believes this information provides a higher degree of transparency.

One important non-GAAP financial measure Hillenbrand uses is adjusted earnings before interest, income tax, depreciation, and amortization (“adjusted EBITDA”). A part of our strategy is to selectively acquire companies that we believe can benefit from the Hillenbrand Operating Model to spur faster and more profitable growth. Given that strategy, it is a natural consequence to incur related expenses, such as amortization from acquired intangible assets and additional interest expense from debt-funded acquisitions. Accordingly, we use adjusted EBITDA, among other measures, to monitor our business performance. We also use “adjusted net income” and “adjusted diluted earnings per share (EPS),” which are defined as net income and earnings per share, respectively, each excluding items described in connection with adjusted EBITDA. Adjusted EBITDA, adjusted net income, and adjusted diluted EPS are not recognized terms under GAAP and therefore do not purport to be alternatives to net (loss) income or to diluted EPS, as applicable. Further, Hillenbrand’s measures of adjusted EBITDA, adjusted net income, and adjusted diluted EPS may not be comparable to similarly titled measures of other companies.

Organic revenue and organic adjusted EBITDA are defined respectively as net revenue and adjusted EBITDA excluding recent acquisitions, including FPM and Peerless Food Equipment, and adjusting for the effects of foreign currency exchange. In addition, the ratio of net debt to pro forma adjusted EBITDA is a key financial measure that is used by management to assess Hillenbrand’s borrowing capacity (and is calculated as the ratio of total debt less cash and cash equivalents to the trailing twelve months pro forma adjusted EBITDA). Trailing twelve months pro forma adjusted EBITDA is defined as adjusted EBITDA including adjusted EBITDA directly attributable to FPM in the trailing twelve month period prior to Hillenbrand’s acquisition of FPM. Hillenbrand uses organic and pro forma measures to assess performance of its reportable operating segments and the Company in total without the impact of recent acquisitions and divestitures.

Hillenbrand calculates the foreign currency impact on net revenue, adjusted EBITDA, and backlog in order to better measure the comparability of results between periods. We calculate the foreign currency impact by translating current year results at prior year foreign exchange rates. This information is provided because exchange rates can distort the underlying change in sales, either positively or negatively.

Another important operational measure used is backlog.  Backlog is not a term recognized under GAAP; however, it is a common measurement used in industries with extended lead times for order fulfillment (long-term contracts), like those in which our reportable operating segments compete. Backlog represents the amount of net revenue that we expect to realize on contracts awarded to our reportable operating segments.  For purposes of calculating backlog, 100% of estimated net revenue attributable to consolidated subsidiaries is included.  Backlog includes expected net revenue from large systems and equipment, as well as aftermarket parts, components, and service. The length of time that projects remain in backlog can span from days for aftermarket parts or service to approximately 18 to 24 months for larger system sales within the Advanced Process Solutions reportable operating segment. The majority of the backlog within the Molding Technology Solutions reportable operating segment is expected to be fulfilled within the next twelve months. Backlog includes expected net revenue from the remaining portion of firm orders not yet completed, as well as net revenue from change orders to the extent that they are reasonably expected to be realized.  We include in backlog the full contract award, including awards subject to further customer approvals, which we expect to result in net revenue in future periods.  In accordance with industry practice, our contracts may include provisions for cancellation, termination, or suspension at the discretion of the customer.

Hillenbrand expects that future net revenue associated with our reportable operating segments will be influenced by order backlog because of the lead time involved in fulfilling engineered-to-order equipment for customers. Although backlog can be an indicator of future net revenue, it does not include projects and parts orders that are booked and shipped within the same quarter. The timing of order placement, size, extent of customization, and customer delivery dates can create fluctuations in backlog and net revenue. Net revenue attributable to backlog may also be affected by foreign exchange fluctuations for orders denominated in currencies other than U.S. dollars.

See below for a reconciliation from GAAP operating performance measures to the most directly comparable non-GAAP (adjusted) financial performance measures. Given that backlog is an operational measure and that the Company’s methodology for calculating backlog does not meet the definition of a non-GAAP financial measure, as that term is defined by the U.S. Securities and Exchange Commission, a quantitative reconciliation is not required or provided. However, we provide a reconciliation of as reported backlog to organic backlog in order to assess performance of the Company’s reportable operating segments and to assess the Company’s total performance without the impact of recent acquisitions and divestitures. In addition, forward-looking revenue, adjusted EBITDA, and adjusted earnings per share for fiscal 2024 exclude potential charges or gains that may be recorded during the fiscal year, including among other things, items described above in connection with these and other “adjusted” measures. Hillenbrand thus also does not attempt to provide reconciliations of such forward-looking non-GAAP earnings guidance to the comparable GAAP measure, as permitted by Item 10(e)(1)(i)(B) of Regulation S-K, because the impact and timing of these potential charges or gains is inherently uncertain and difficult to predict and is unavailable without unreasonable efforts. In addition, the Company believes such reconciliations would imply a degree of precision and certainty that could be confusing to investors. Such items could have a substantial impact on GAAP measures of Hillenbrand’s financial performance.

Hillenbrand, Inc.
Consolidated Statements of Operations (Unaudited)
(in millions, except per share data)

	Three Months Ended June 30,		Nine Months Ended June 30,
	2024	2023	2024	2023
Net revenue	$786.6	$716.6	$2,345.2	$2,063.2
Cost of goods sold	520.2	469.7	1,577.1	1,382.5
Gross profit	266.4	246.9	768.1	680.7
Operating expenses	174.2	143.6	513.5	421.1
Amortization expense	25.5	19.7	76.7	58.6
Impairment charges	265.0	—	265.0	—
Pension settlement charges	26.9	—	35.2	—
Interest expense, net	32.2	15.8	92.8	55.9
(Loss) income from continuing operations before income taxes	(257.4)	67.8	(215.1)	145.1
Income tax (benefit) expense	(10.5)	23.8	3.7	50.2
(Loss) income from continuing operations	(246.9)	44.0	(218.8)	94.9
Income (loss) from discontinued operations (net of income tax expense (benefit))	—	0.6	(0.3)	20.1
Gain on divestiture of discontinued operations (net of income tax expense)	—	0.4	—	441.3
Total income (loss) from discontinued operations	—	1.0	(0.3)	461.4
Consolidated net (loss) income	(246.9)	45.0	(219.1)	556.3
Less: Net income attributable to noncontrolling interests	2.0	1.7	6.5	4.8
Net (loss) income attributable to Hillenbrand	$(248.9)	$43.3	$(225.6)	$551.5

(Loss) earnings per share
Basic (loss) earnings per share
(Loss) income from continuing operations attributable to Hillenbrand	$(3.53)	$0.60	$(3.20)	$1.29
Income from discontinued operations	—	0.02	—	6.62
Net (loss) income attributable to Hillenbrand	$(3.53)	$0.62	$(3.20)	$7.91
Diluted (loss) earnings per share
(Loss) income from continuing operations attributable to Hillenbrand	$(3.53)	$0.60	$(3.20)	$1.29
Income from discontinued operations	—	0.02	—	6.59
Net (loss) income attributable to Hillenbrand	$(3.53)	$0.62	$(3.20)	$7.88
Weighted average shares outstanding (basic)	70.5	70.0	70.4	69.7
Weighted average shares outstanding (diluted)	70.5	70.3	70.4	70.0

Cash dividends per share	$0.2225	$0.2200	$0.6675	$0.6600

Condensed Consolidated Statements of Cash Flows
(in millions)

	Nine Months Ended June 30,
	2024	2023
Cash flows provided by (used in):
Operating activities from continuing operations	$24.8	$133.6
Investing activities from continuing operations	(40.2)	25.0
Financing activities from continuing operations	13.4	21.4
Total cash used in discontinued operations	(23.3)	(117.0)
Effect of exchange rates on cash and cash equivalents	(0.3)	(9.3)
Net cash flows	(25.6)	53.7

Cash and cash equivalents:
At beginning of period	250.2	237.6
At end of period	$224.6	$291.3

Reconciliation of Non-GAAP Financial Measures
(in millions, except per share data)

	Three Months Ended June 30,		Nine Months Ended June 30,
	2024	2023	2024	2023
(Loss) income from continuing operations	$(246.9)	$44.0	$(218.8)	$94.9
Less: Net income attributable to noncontrolling interests	2.0	1.7	6.5	4.8
(Loss) income from continuing operations attributable to Hillenbrand	(248.9)	42.3	(225.3)	90.1
Impairment charges (1)	265.0	—	265.0	—
Business acquisition, divestiture, and integration costs (2)	24.9	10.6	39.6	28.5
Restructuring and restructuring-related charges (3)	1.0	0.8	27.2	2.3
Inventory step-up charges (4)	—	—	0.6	11.1
Intangible asset amortization (5)	25.5	19.7	76.7	58.6
Pension settlement charges (6)	26.9	—	35.2	—
Costs associated with debt financing activities (7)	1.1	—	1.1	—
Other non-recurring costs related to a discrete commercial dispute	—	—	6.1	—
Tax adjustments (8)	(0.1)	0.6	(0.2)	2.2
Tax effect of adjustments (9)	(35.3)	(7.1)	(63.3)	(25.7)
Adjusted net income from continuing operations attributable to Hillenbrand	$60.1	$66.9	$162.7	$167.1

Diluted EPS from continuing operations attributable to Hillenbrand	$(3.53)	$0.60	$(3.20)	$1.29
Impairment charges (1)	3.76	—	3.76	—
Business acquisition, divestiture, and integration costs (2)	0.35	0.15	0.56	0.41
Restructuring and restructuring-related charges (3)	0.01	0.01	0.39	0.03
Inventory step-up charges (4)	—	—	0.01	0.16
Intangible asset amortization (5)	0.36	0.28	1.08	0.84
Pension settlement charges (6)	0.38	—	0.50	—
Costs associated with debt financing activities (7)	0.02	—	0.02	—
Other non-recurring costs related to a discrete commercial dispute	—	—	0.09	—
Tax adjustments (8)	—	0.01	—	0.03
Tax effect of adjustments (9)	(0.50)	(0.10)	(0.90)	(0.37)
Adjusted Diluted EPS from continuing operations attributable to Hillenbrand	$0.85	$0.95	$2.31	$2.39

(1)Hillenbrand recorded impairment charges to goodwill and certain indefinite-lived intangible assets within the Molding Technology Solutions reportable operating segment during the three and nine months ended June 30, 2024.
(2)Business acquisition, divestiture, and integration costs during the three and nine months ended June 30, 2024, primarily included costs associated with the integration of recent acquisitions. Business acquisition, divestiture, and integration costs during the three and nine months ended June 30, 2023, primarily included professional fees related to acquisitions and costs associated with the integration of recent acquisitions.
(3)Restructuring and restructuring-related charges primarily included severance costs during the three and nine months ended June 30, 2024 and 2023.
(4)The amount during the nine months ended June 30, 2024, represents the non-cash charges related to the fair value adjustment of inventories acquired in connection with the acquisition of FPM. The amount during the nine months ended June 30, 2023, represents the non-cash charges related to the fair value adjustment of inventories acquired in connection with the acquisitions of Herbold, Linxis, and Peerless.
(5)Intangible assets relate to our acquisition activities and are amortized over their useful lives. The amortization of acquired intangible assets is reported separately in our Consolidated Statements of Operations as amortization expense. The amortization of acquired intangible assets does not impact the core performance of our business operations since this amortization does not directly relate to the sale of our products or services.

(6)The pension settlement charges during the three and nine months ended June 30, 2024 were due to lump-sum payments made from the Company’s U.S. pension plan (the “Plan”) to former employees who elected to receive such payments and the termination and liquidation of the Plan.
(7)Costs associated with debt financing activities during 2024 primarily included the accelerated amortization of deferred financing costs related to the $400.0 of senior unsecured notes which were repaid during the three and nine months ended June 30, 2024.
(8)For the three and nine months ended June 30, 2024 and 2023, this primarily represents the net impact from certain non-recurring tax items, including items related to acquisitions and divestitures.
(9)Represents the tax effect of the adjustments previously identified above.

	Three Months Ended June 30,		Nine Months Ended June 30,
	2024	2023	2024	2023
Adjusted EBITDA:
Advanced Process Solutions	$109.2	$93.6	$306.0	$238.1
Molding Technology Solutions	34.6	50.8	100.3	141.4
Corporate	(12.8)	(18.3)	(38.5)	(43.5)
Add:
Income (loss) from discontinued operations (net of income tax expense (benefit))	—	1.0	(0.3)	461.4
Less:
Interest expense, net	32.2	15.8	92.8	55.9
Income tax (benefit) expense	(10.5)	23.8	3.7	50.2
Depreciation and amortization	38.7	31.1	118.8	93.1
Impairment charges	265.0	—	265.0	—
Pension settlement charges	26.9	—	35.2	—
Business acquisition, divestiture, and integration costs	24.9	10.6	39.6	28.5
Inventory step-up charges	—	—	0.6	11.1
Restructuring and restructuring-related charges	0.7	0.8	24.8	2.3
Other non-recurring costs related to a discrete commercial dispute	—	—	6.1	—
Consolidated net (loss) income	$(246.9)	$45.0	$(219.1)	$556.3

	Three Months Ended June 30,		Nine Months Ended June 30,
	2024	2023	2024	2023
Consolidated net (loss) income	$(246.9)	$45.0	$(219.1)	$556.3
Interest expense, net	32.2	15.8	92.8	55.9
Income tax (benefit) expense	(10.5)	23.8	3.7	50.2
Depreciation and amortization	38.7	31.1	118.8	93.1
EBITDA	(186.5)	115.7	(3.8)	755.5
(Income) loss from discontinued operations (net of income tax expense)	—	(1.0)	0.3	(461.4)
Business acquisition, divestiture, and integration costs	24.9	10.6	39.6	28.5
Inventory step-up charges	—	—	0.6	11.1
Restructuring and restructuring-related charges	0.7	0.8	24.8	2.3
Impairment charges	265.0	—	265.0	—
Pension settlement charges	26.9	—	35.2	—
Other non-recurring costs related to a discrete commercial dispute	—	—	6.1	—
Adjusted EBITDA	131.0	126.1	367.8	336.0
Less: Acquisitions adjusted EBITDA(1)	23.8	—	70.2	—
Foreign currency impact	1.4	—	(0.9)	—
Organic adjusted EBITDA	$108.6	$126.1	$296.7	$336.0

Advanced Process Solutions adjusted EBITDA	$109.2	$93.6	$306.0	$238.1
Less: Acquisitions adjusted EBITDA(1)	23.8	—	70.2	—
Foreign currency impact	1.0	—	(1.6)	—
Advanced Process Solutions organic adjusted EBITDA	$86.4	$93.6	$234.2	$238.1

Molding Technology Solutions adjusted EBITDA	$34.6	$50.8	$100.3	$141.4
Foreign currency impact	0.4	—	0.7	—
Molding Technology Solutions organic adjusted EBITDA	$35.0	$50.8	$101.0	$141.4

(1)The impact of the acquisitions of Peerless (October and November) and FPM.

	Three Months Ended June 30,		Nine Months Ended June 30,
Shares used in computing non-GAAP per share amounts:	2024	2023	2024	2023
GAAP Weighted average shares outstanding (diluted)	70.5	70.3	70.4	70.0
Non-GAAP dilutive shares excluded from GAAP EPS calculation (1)	0.2	—	0.2	—
Pro forma weighted average shares outstanding (diluted)	70.7	70.3	70.6	70.0

(1)Due to the occurrence of a net loss on a GAAP basis for the three and nine months ended June 30, 2024, potentially dilutive securities were excluded from the calculation of GAAP earnings per, as they would have an anti-dilutive effect. However, as net income earned on a non-GAAP basis, these shares have a dilutive effect on adjusted EPS and are included here.

	Three Months Ended June 30,		Nine Months Ended June 30,
	2024	2023	2024	2023
Advanced Process Solutions net revenue	$569.4	$464.7	$1,696.9	$1,308.0
Less: Acquisitions(1)	136.7	—	412.2	—
Foreign currency impact	3.9	—	(10.8)	—
Advanced Process Solutions organic net revenue	436.6	464.7	1,273.9	1,308.0
Molding Technology Solutions net revenue	217.2	251.9	648.3	755.2
Foreign currency impact	2.0	—	0.6	—
Molding Technology Solutions organic net revenue	219.2	251.9	648.9	755.2
Consolidated organic net revenue	$655.8	$716.6	$1,922.8	$2,063.2

(1)The impact of the acquisitions of Peerless (October and November) and FPM.

	June 30,	June 30,
	2024	2023
Advanced Process Solutions backlog	$1,735.7	$1,604.0
Less: Acquisitions(1)	288.6	—
Foreign currency impact	24.2	—
Advanced Process Solutions organic backlog	1,471.3	1,604.0
Molding Technology Solutions backlog	238.5	266.4
Foreign currency impact	1.8	—
Molding Technology Solutions organic backlog	240.3	266.4
Consolidated organic backlog	$1,711.6	$1,870.4

(1)The impact of the FPM acquisition.

June 30,
2024
Current portion of long-term debt	$19.9
Long-term debt	2,068.9
Total debt	2,088.8
Less: Cash and cash equivalents	223.8
Net debt	$1,865.0

Pro forma adjusted EBITDA for the trailing twelve months ended	$526.3
Ratio of net debt to pro forma adjusted EBITDA	3.5

Forward-Looking Statements

Throughout this earnings release, we make a number of “forward-looking statements,” that are within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995, and that are intended to be covered by the safe harbor provided under these sections. As the words imply, these are statements about future sales, earnings, cash flow, results of operations, uses of cash, financings, share repurchases, ability to meet deleveraging goals, and other measures of financial performance or potential future plans or events, strategies, objectives, beliefs, prospects, assumptions, expectations, and projected costs or savings or transactions of the Company that might or might not happen in the future, as contrasted with historical information. Forward-looking statements are based on assumptions that we believe are reasonable, but by their very nature are subject to a wide range of risks. If our assumptions prove inaccurate or unknown risks and uncertainties materialize, actual results could vary materially from Hillenbrand’s expectations and projections.

Words that could indicate that we are making forward-looking statements include the following:

intend	believe	plan	expect	may	goal	would	project	position	future
become	pursue	estimate	will	forecast	continue	could	anticipate	remain	likely
target	encourage	promise	improve	progress	potential	should	impact	strategy

This is not an exhaustive list, but is intended to give you an idea of how we try to identify forward-looking statements. The absence of any of these words, however, does not mean that the statement is not forward-looking.

Here is the key point: Forward-looking statements are not guarantees of future performance or events, and actual results or events could differ materially from those set forth in any forward-looking statements. Any number of factors, many of which are beyond our control, could cause our performance to differ significantly from what is described in the forward-looking statements. These factors include, but are not limited to: global market and economic conditions, including those related to the continued volatility in the financial markets; the risk of business disruptions associated with information technology, cyber-attacks, or catastrophic losses affecting infrastructure; increasing competition for highly skilled and talented workers, as well as labor shortages; closures or slowdowns and changes in labor costs and labor difficulties; uncertainty related to environmental regulation and industry standards, as well as physical risks of climate change; uncertainty related to environmental regulation including the Securities and Exchange Commission’s (“SEC”) final climate rules and litigation regarding its enforceability; increased costs, poor quality, or unavailability of raw materials or certain outsourced services and supply chain disruptions; economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; uncertainty in U.S. global trade policy; our level of international sales and operations; the impact of incurring significant amounts of indebtedness and any inability of the Company to respond to changes in its business or make future desirable acquisitions; the ability of the Company to comply with financial or other covenants in debt agreements; negative effects of acquisitions, including the Schenck Process Food and Performance Materials (“FPM”) business and Linxis Group SAS (“Linxis”) acquisitions, on the Company’s business, financial condition, results of operations and financial performance (including the ability of the Company to maintain relationships with its customers, suppliers, and others with whom it does business); the possibility that the anticipated benefits from acquisitions including the FPM and Linxis acquisitions cannot be realized by the Company in full or at all, or may take longer to realize than expected; risks that the integrations of FPM or Linxis or other acquired businesses disrupt current operations or pose potential difficulties in employee retention or otherwise affect financial or operating results; competition in the industries in which we operate, including on price; cyclical demand for industrial capital goods; the ability to recognize the benefits of any acquisition or divestiture, including potential synergies and cost savings or the failure of the Company or any acquired company to achieve its plans and objectives generally; impairment charges to goodwill and other identifiable intangible assets; impacts of decreases in demand or changes in technological advances, laws, or regulation on the net revenues that we derive from the plastics industry; changes in food consumption patterns due to dietary trends, or economic conditions, or other reasons; our reliance upon employees, agents, and business partners to comply with laws in many countries and jurisdictions; the impact to the Company’s effective tax rate of changes in the mix of earnings or in tax laws and certain other tax-related matters; exposure to tax uncertainties and audits; involvement in claims, lawsuits, and governmental proceedings related to operations; uncertainty in the U.S. political and regulatory environment; adverse foreign currency fluctuations; labor disruptions; and the effect of certain provisions of the Company’s governing documents and Indiana law that could decrease the trading price of the Company’s common stock. Shareholders, potential investors, and other readers are urged to consider these risks and uncertainties in evaluating forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. For a more in-depth discussion of certain factors that could cause actual results to differ from those contained in forward-looking statements, see the discussion under the heading “Risk Factors” in Part I, Item 1A of Hillenbrand’s Form 10-K for the year ended September 30, 2023, filed with the SEC on November 15, 2023, and in Part II, Item 1A of Hillenbrand’s Form 10-Q for the quarter ended June 30, 2024, filed with the SEC on August 7, 2024. Any forward-looking statement made in this release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update or revise any forward-looking statement, whether written or oral, made from time to time, whether as a result of new information, future developments or otherwise.

About Hillenbrand
Hillenbrand (NYSE: HI) is a global industrial company that provides highly-engineered, mission-critical processing equipment and solutions to customers in over 100 countries around the world. Our portfolio is composed of leading industrial brands that serve large, attractive end markets, including durable plastics, food, and recycling. Guided by our Purpose — Shape What Matters For Tomorrow™ — we pursue excellence, collaboration, and innovation to consistently shape solutions that best serve our associates, customers, communities, and other stakeholders. To learn more, visit: www.Hillenbrand.com.

Investor Relations for Hillenbrand
Sam Mynsberge, Vice President, Investor Relations
Phone: 812-931-5036
Email: investors@hillenbrand.com

Corporate Communications for Hillenbrand
Susan DiMauro, Director, Marketing & Communications
Phone: 812-621-4647
Email: susan.dimauro@hillenbrand.com